Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMPLETES ACQUISITION OF FENN-GIB PROJECT FROM BARRICK GOLD, WORK PROGRESSING ON INITIAL NI 43-101 RESOURCE

•             Fenn-Gib provides Company with high-quality, advanced-stage exploration project with potential to host large-scale, open-pit resource

•             Targeting initial National Instrument (“NI”) 43-101 resource of at least 2 to 3 million ounces

•             Represents Company’s third major gold complex along Porcupine-Destor Fault Zone

•             Total consideration to Barrick of 14.9 million common shares, representing 3.9% of outstanding common shares of Company

Toronto, Ontario (August 22, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the completion of its previously announced agreement with Barrick Gold Corporation (“Barrick” TSX, NYSE: ABX) to acquire the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”). The Fenn-Gib Project is located approximately 60 kilometres east of Timmins along the east extension of the Destor-Porcupine Fault Zone and Pipestone Fault Zone near a major dilatent zone (see Figure 1). In the near term, the acquisition provides the Company with the opportunity to add an additional 2 to 3 million ounces of resources and, longer term, to potentially establish a large-tonnage, open-pit mining operation in support of its continued rapid growth following the development of its core Timmins assets.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very excited about the Fenn-Gib project and its potential to provide significant production and attractive returns as Lake Shore Gold continues to grow. We have commenced the work to establish an initial resource at the Project as part of our efforts to significantly grow our total resource base over the balance of this year and into 2012. In addition to the Fenn-Gib resource, we are targeting an initial resource at Thunder Creek of between 1.0 and 1.5 million ounces during the fourth quarter of 2011 and updates to our existing resources at Timmins Mine, Bell Creek and Gold River Trend in the early part of next year. Fenn-Gib represents an attractive and unique opportunity for the Company, providing a large-scale, open-pit component to our business portfolio in an area where we understand the geology well and is in close proximity to our core assets in Timmins. The Project is expected to have a low strip ratio and, with a number of other highly prospective targets on the acquired land, we are very optimistic that the scope and potential of the Project will only get better.”

Past work at the Fenn-Gib Project was conducted mainly by Pangea Goldfields and included diamond drilling, metallurgical testing, preliminary geology and mineralization modeling and baseline environmental studies. Past diamond drilling included approximately 350 diamond drill holes (92,000 metres) with approximately 320 holes (86,000 metres) being drilled on the Fenn-Gib property and the vast majority of these holes being focused near the Main Zone within 250 metres of surface. Most of the remaining holes were drilled at the Guibord Main property. The best results from past drilling were from the Main Zone and defined a mineralized envelope with a minimum 1 kilometre strike length and widths of up to 250 metres containing numerous broad zones of mineralization such as 1.79 grams per tonne (“gpt”) over 187.45 metres (“m”) in FE-88-10, 1.93 gpt over 169.90m in FE-96-27, 1.85 gpt over 163.50m in FE-97-28A, and 1.26 gpt over 206.60m in FE-94-09, and 1.93 gpt over 128.85m in FE-97-31. Drilling to the east, west and to depth of the Main Zone is very limited with the potential for further expansion considered excellent.

As consideration for the acquisition of the Fenn-Gib Project, the Company has issued 14.9 million common shares to Barrick, representing 3.9% of outstanding common shares of the Company. Barrick has a right to acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

Bob Kusins, P. Geo., Chief Resource Geologist for Lake Shore Gold, a Qualified Person under NI 43-101, has prepared or supervised the scientific or technical information for the property and verified the data disclosed in this release. Mr. Kusins is an employee of Lake Shore Gold.

The potential mineral deposit at the Fenn-Gib Project, as presented in this press release, is conceptual in nature. There has been insufficient exploration work to define a mineral resource as defined under NI 43-101 and it is uncertain if further exploration drilling will result in the potential mineral deposit being delineated as a mineral resource. More information about the Fenn-Gib Project, including a review of the Company’s block modeling assumptions, past drill results and other work, is provided in a press release entitled, “Lake Shore Gold to Acquire Fenn-Gib Project from Barrick Gold in Exchange for Common Shares” dated May 5, 2011.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Figure 1.  Location Map